Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus Dated December 14, 2020

Registration Statement No. 333-238881

PRESS RELEASE

Cellectis Announces Launch of Follow-On Offering

New York, NY, December 14, 2020 – Cellectis S.A. (Paris:ALCLS) (NASDAQ:CLLS) (NASDAQ: CLLS – EURONEXT GROWTH: ALCLS), a clinical-stage biopharmaceutical company focused on developing immunotherapies based on gene-edited allogeneic CAR T-cells, today announced the launch, subject to market conditions, of an underwritten public offering of $100 million of its American Depositary Shares (“ADS”), each representing one ordinary share of Cellectis. In connection with the offering, Cellectis expects to grant the underwriters a 30-day option to purchase up to an additional 15% of the aggregate offering size on the same terms and conditions.

Citigroup, Jefferies and Barclays are acting as joint book-running managers for the offering. In addition, William Blair is acting as lead manager and Kempen & Co is acting as co-manager for the offering.

The price in dollars at which ADSs will be sold in the proposed offering, as well as the final number of ADSs will be determined by the board of directors following a bookbuilding process commencing immediately and will not be less than the volume weighted-average of the trading prices of the Company’s ordinary shares on the Euronext Growth Paris over the three trading days prior to pricing of the offering, subject to a maximum discount of 20%. The new ordinary shares underlying the ADSs will be issued through a capital increase without shareholders’ pre-emptive rights under the provisions of Article L. 225-136 of the French Commercial Code and in accordance with the delegations granted pursuant to the Resolutions 18 adopted at the combined meeting of the Company’s shareholders (Assemblée Générale Mixte) held on June 29, 2020.

The Company plans to use the net proceeds of the offering, as follows: approximately $25 million to fund the advancement of one additional UCART product candidate, approximately $20 million to pursue new human therapeutics approaches based on Cellectis’ proprietary gene editing technology outside of oncology, approximately $25 million to fund more activities in Cellectis’ proprietary state-of-the-art manufacturing facility in Raleigh, North Carolina; and the remainder for working capital and other general corporate purposes. Based on the planned use of proceeds from this offering, Cellectis believes that its cash and cash equivalents and cash flow from operations (including payments it expects to receive pursuant to collaboration agreements) as well as government funding of research programs, will be sufficient to fund Cellectis’ operations into 2023.

A shelf registration statement on Form F-3 (including a prospectus) relating to Cellectis’ American Depositary Shares was filed with the Securities and Exchange Commission (the “SEC”) and has become effective. Before purchasing American Depositary Shares in the offering, you should read the preliminary prospectus supplement and the accompanying prospectus, together with the documents incorporated by reference therein. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, a copy of the preliminary prospectus supplement (and accompanying prospectus) relating to the offering may be obtained from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (800) 831-9146; Jefferies LLC, 520 Madison Avenue, New York, NY 10022 or by telephone at (877) 821-7388 or by email at Prospectus_Department@Jefferies.com; or Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone (888) 603-5847 or by email at Barclaysprospectus@broadridge.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. In particular, no public offering of the ADSs will be made in Europe.

Special Note Regarding Forward-Looking Statements

This press release contains “forward-looking” statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding Cellectis’ proposed securities offering, and its intended use of proceeds and projected cash runway. Words such as “anticipates,” “believes,” “expects,” “intends,” “projects,” “anticipates,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Cellectis’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Further information on the risk factors that may affect company business and financial performance is included in Cellectis’ Annual Report on Form 20-F for the year ended December 31, 2019, and subsequent filings Cellectis makes with the SEC from time to time. Except as required by law, Cellectis assumes no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future, except as required by law.

CONTACT:

Cellectis S.A.

Media

Jennifer Moore, 917-580-1088

VP of Communications

media@cellectis.com

or

Caitlin Kasunich, 212-896-1241

KCSA Strategic Communications

ckasunich@kcsa.com

or

Investor Relations

Simon Harnest, 646-385-9008

VP of Corporate Strategy and Finance

simon.harnest@cellectis.com

Disclaimers

This press release does not constitute an offer to sell nor a solicitation of an offer to buy, nor shall there be any sale of ordinary shares or ADSs in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The distribution of this document may, in certain jurisdictions, be restricted by local legislations. Persons into whose possession this document comes are required to inform themselves about and to observe any such potential local restrictions.

This document does not constitute an offer to the public in France (except for public offerings defined in Article L.411-2 1° of the French Monetary and Financial Code and the securities referred to in this document can only be offered or sold in France pursuant to article L. 411-2 1° of the French Monetary and Financial Code to (i) qualified investors (investisseurs qualifiés) (as such term is defined in Article 2(e) of Regulation (EU) 2017/1129, as amended) acting for their own account and/or (ii) a limited group of investors (cercle restreint d’investisseurs) acting for their own account, all as defined in and in accordance with articles L. 411-1, L. 411-2 and D. 411-2 to D. 411-4 and D. 744-1, D. 754-1 and D. 764-1 of the French Monetary and Financial Code.

This announcement is not an advertisement and not a prospectus within the meaning Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017 (the “Prospectus Regulation”).

With respect to the member States of the European Economic Area, no action has been undertaken or will be undertaken to make an offer to the public of the securities referred to herein requiring a publication of a prospectus in any relevant member State. As a result, the securities may not and will not be offered in any relevant member State except in accordance with the exemptions set forth in Article 1 (4) of the Prospectus Regulation or under any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Regulation and/or to applicable regulations of that relevant member State.

This document is only being distributed to, and is only directed at, persons in the United Kingdom that (i) are “investment professionals” falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Article 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). This document is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this document relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

MIFID II product governance / Retail investors, professional investors and ECPs only target market – Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the new shares has led to the conclusion that: (i) the target market for the new shares is retail investors, eligible counterparties and professional clients, each as defined in MiFID II; and (ii) all channels for distribution of the new shares to retail investors, eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the new shares (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the new shares (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels. For the avoidance of doubt, even if the target market includes retail investors, the manufacturers have decided that the new shares will be offered, as part of the initial offering, only to eligible counterparties and professional clients.